Verona Pharma plc
Operational Update and Financial Results for the Three and Six Months Ended June 30, 2020
Completed $200 million private placement post period
Phase 3 COPD clinical trials planned to start later this year
Pilot clinical study in patients hospitalized with COVID-19 planned to start in the third quarter
Conference Call Today at 9:00 am EDT / 2:00 pm BST

LONDON, UK and RALEIGH, NC, August 14, 2020 – Verona Pharma plc (AIM: VRP) (Nasdaq: VRNA) (“Verona Pharma” or the “Company”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces financial results for the three and six months ended June 30, 2020 and provides a corporate update.
"We have made significant progress in the second quarter and are extremely pleased to have raised $200 million from a group of highly experienced life science investors in July,” said David Zaccardelli, Pharm. D., President and Chief Executive Officer. “Following the financing and the positive response from the U.S. Food and Drug Administration (“FDA”) to our End-of-Phase 2 briefing package in May, we are on schedule to initiate our ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) Phase 3 clinical trials with nebulized ensifentrine for the treatment of chronic obstructive pulmonary disease ("COPD") later this year.
I am also pleased to announce that we have received a notice to proceed for our Investigational New Drug (“IND”) from the FDA to study ensifentrine in patients with COVID-19. We plan to initiate a randomized, double-blind, placebo-controlled pilot clinical study to evaluate ensifentrine delivered via pressurized metered-dose inhaler ("pMDI") formulation as a treatment for patients hospitalized with COVID-19 at the University of Alabama at Birmingham. Clinical data from prior studies of ensifentrine in other respiratory diseases have demonstrated ensifentrine improves lung function and reduces cellular markers of inflammation in the lungs. We believe ensifentrine, with its novel mechanism of action, has the potential to improve oxygenation and lung function assisting recovery from COVID-19.
To date, the impact of COVID-19 on clinical development programs has been limited, but we continue to monitor the situation and have put in place mitigation strategies to reduce the risk of COVID-19 related delays. In March, due to the pandemic, we postponed the start of the second, multiple dose, part of the Phase 2 study with the pMDI formulation of ensifentrine in patients with moderate to severe COPD. I am pleased to report that we now plan to initiate the second part of this study in the third quarter of 2020 with results anticipated in the first half of 2021.”

OUTLOOK AND STRATEGY
Verona Pharma aims to improve health and quality of life for the millions of people affected by respiratory diseases. The Company's first-in-class development candidate, ensifentrine, has the potential to provide relief for patients suffering from respiratory conditions such as COPD, cystic fibrosis ("CF"), asthma, as well as patients suffering from COVID-19.
Ensifentrine is a novel, investigational inhaled therapy that has been shown to act as both a bronchodilator and an anti-inflammatory agent in one compound. Initially, the Company is advancing the development of nebulized ensifentrine for the maintenance treatment of COPD.
In the first quarter results, Verona Pharma outlined the Company’s key objectives for 2020:
•Completing an End-of-Phase 2 meeting with the FDA in the second quarter of 2020 to receive guidance on the design of the Phase 3 program with nebulized ensifentrine
•Securing sufficient capital to fund the Phase 3 program for nebulized ensifentrine
•Initiating the Phase 3 program with nebulized ensifentrine in moderate to severe COPD patients
Verona Pharma is pleased to have met the first two objectives, obtaining clarity from the FDA on important features of the pivotal Phase 3 clinical program and securing $200 million ($183 million net of commissions and expenses) through a private placement. The Company is on track to meet the third objective as it plans to start the Phase 3 program with nebulized ensifentrine in COPD later this year.

OPERATIONAL AND DEVELOPMENT HIGHLIGHTS FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2020
Financial
•In July, the Company completed a $200 million (£159 million) private placement of American Depository Shares ("ADSs") and ordinary shares that resulted in net proceeds of approximately $183 million (£145 million) after giving effect to transaction related fees and expenses ("Private Placement"). The Company expect the proceeds of the Private Placement to be sufficient to support its operations and clinical programs into 2023 including the Phase 3 ENHANCE program with nebulized ensifentrine for the treatment of COPD, which is expected to start later this year.

Clinical
•In May, the FDA provided written comments in response to the Company’s End-of-Phase 2 briefing package for nebulized ensifentrine as a maintenance treatment for COPD. The response supports progressing the Phase 3 program, ENHANCE, to support a New Drug Application and the Company is preparing to initiate the clinical studies later in 2020. The two randomized, double-blind, placebo-controlled studies (ENHANCE-1 and ENHANCE-2) will evaluate the efficacy and safety of nebulized ensifentrine as monotherapy and as an add-on to standard of care treatment with a single bronchodilator. Each study will enroll approximately 800 moderate to severe, symptomatic COPD patients at sites primarily in the U.S. and Europe. The two study designs are essentially identical over 24 weeks, but ENHANCE-1 will also evaluate longer-term safety in 400 patients over 48 weeks.
•Additionally in May 2020, six abstracts presenting findings from clinical trials with ensifentrine for the treatment of COPD were accepted by the American Thoracic Society International Conference (“ATS”) 2020. The abstracts were published on the ATS website and in the peer reviewed publication, American Journal of Respiratory and Critical Care Medicine. The presentations included a late-breaking abstract that expanded on the Phase 2b efficacy and symptom data first announced by the Company in January 2020 where nebulized ensifentrine added on to tiotropium demonstrated clinically and statistically significant dose-dependent improvements in lung function as well as COPD symptoms.
•In June 2020, the Company hosted an “Investor and Analyst KOL Webcast” to provide insights into the unmet medical need and challenges of treating COPD, as well as details of the planned Phase 3 ENHANCE program. The forum featured a panel of leading U.S. respiratory clinicians who spoke about the urgent need for a new COPD treatment with a different mechanism of action that better addresses symptoms and offers greater benefits to patients.
•In July 2020, the Company received a notice to proceed from the FDA to evaluate pMDI ensifentrine in a randomized, double-blind, placebo-controlled pilot clinical study for the treatment of patients hospitalized with COVID-19. The Company plans to start the study in the third quarter.

Management
•In June 2020, the Company appointed a U.S. commercial expert, Christopher Martin, as Vice President of Commercial. He will lead the Company’s commercialization efforts for ensifentrine. Mr. Martin brings more than 15 years of commercial experience spanning sales, marketing and business development. Previously, he served as Executive Director of Marketing at SK Life Science, a subsidiary of SK Biopharmaceutical, where he was instrumental in launching the company’s first commercial product, an anti-epileptic medication. Mr. Martin previously worked with Verona Pharma’s Chief Executive Officer and Chief Financial Officer, David Zaccardelli and Mark W. Hahn respectively, at Cempra. Mr. Martin is based in the Company's U.S. office in Raleigh, North Carolina.

THREE MONTHS ENDED MARCH 31, 2020
•In January 2020, the Company reported positive top-line data from a Phase 2b clinical study with nebulized ensifentrine added on to tiotropium (Spiriva®), a long acting anti-muscarinic (“LAMA”) bronchodilator in symptomatic patients with moderate to severe COPD. The study met the primary endpoint at all doses and also met clinically relevant secondary endpoints.
•In February 2020, the Company published its Phase 2b clinical results with nebulized ensifentrine as a monotherapy for maintenance treatment of COPD in the peer reviewed journal, Respiratory Research. The 403-patient trial, reported in March 2018, was the first of two large Phase 2b trials with nebulized ensifentrine for this indication. The study met its primary endpoint demonstrating that ensifentrine produced clinically and statistically significant improvements in lung function at all doses. In addition, clinically relevant secondary endpoints were met including significant progressive improvements in COPD symptoms.
•In March 2020, the Company reported positive efficacy and safety data with a single dose of the pMDI formulation of ensifentrine in a Phase 2 clinical trial in patients with moderate to severe COPD. With these results and those observed in previous Phase 2 clinical trials, ensifentrine has demonstrated statistically significant and clinically meaningful improvements in lung function in COPD patients when delivered via any of the three widely used inhaled modes: nebulizer, DPI and pMDI. Results from the single dose part of the study (Part A) demonstrated a statistically significant and clinically meaningful increase in lung function as measured by FEV11 compared to placebo. The positive data supported initiation of the second, multiple dose, part of the study (Part B), which will evaluate the pMDI formulation in this patient population over 7 days of twice-daily treatment. Verona Pharma postponed the initiation of Part B due to concerns regarding the safety of trial subjects, caregivers and medical staff during the coronavirus (COVID-19) pandemic, but following an assessment of the safety plans and procedures put in place by the UK clinical trial site, the Company is planning to initiate Part B of this study in the third quarter of 2020.
•Also, during the first quarter of 2020, the Company requested an End-of-Phase 2 meeting with the FDA for nebulized ensifentrine as a maintenance treatment for COPD.

FINANCIAL HIGHLIGHTS
•Net cash, cash equivalents and short term investments at June 30, 2020, amounted to £18.1 million ($22.4 million) (December 31, 2019: £30.8 million). In July 2020 the Company completed the Private Placement with gross proceeds of approximately £159 million ($200 million). The net proceeds of the Private Placement will be approximately £145 million ($183 million) after deducting placement agent fees and estimated expenses.
•For the six months ended June 30, 2020, the Company reported operating loss of £19.7 million ($24.4 million) (six months ended June 30, 2019: £19.8 million) and reported loss after tax of £16.9 million (six months ended June 30, 2019: £14.4 million). Research and development costs fell in the six months ended June 30, 2020, compared to the prior period as the six months ended June 30, 2019, included significant costs relating to a Phase 2b study. This fall was outweighed by higher general and administrative costs in the 2020 period as it included costs relating to executive changes and associated reorganization.
•The Company reported loss per share of 16.0 pence for the six months ended June 30, 2020 (six months ended June 30, 2019: 13.7 pence).
•Net cash used in operating activities for the six months ended June 30, 2020 was £12.7 million ($15.7 million) (six months ended June 30, 2019: £18.1 million). Cash used was lower as the £7.3 million tax credit for the 2019 fiscal year was received in April 2020, and the £4.4 million tax credit for the 2018 fiscal year was received in August 2019.
•The Company has re-evaluated its contingent liability and In-Process Research and Development asset in light of its determination that ensifentrine has moved from Phase 2 to Phase 3 stage of clinical development. Future cashflows relating to a milestone payment and potential royalties payable were remeasured. After applying estimated probabilities of success the assumed contingent liability that relates to these potential future cashflows was adjusted. Accordingly, in the second quarter of 2020 the Company recorded an increase of £22.6 million to the contingent liability and a corresponding increase to the related In-Process Research and Development asset. There is no material effect on current period comprehensive loss, net assets or cashflows.

COVID-19 IMPACT AND BUSINESS CONTINUITY
To help protect the health and safety of the patients, caregivers and healthcare professionals involved in its planned clinical trials of ensifentrine, as well as its employees and independent contractors, the Company plans to follow guidance from the FDA and other health regulatory authorities regarding the conduct of clinical trials during the COVID-19 pandemic to ensure the safety of study participants, minimize risks to study integrity, and maintain compliance with good clinical practice (GCP). The Company is continuing to review this guidance and the effect of the COVID-19 pandemic on its operations and clinical trials and will provide an update if it becomes aware of any disruption caused by the pandemic to its clinical trials.
Verona Pharma is closely monitoring activities at the Company’s contract manufacturers associated with clinical supply for the planned clinical trials, and is satisfied that appropriate plans and procedures are in place to ensure uninterrupted future supply of ensifentrine to the clinical trial sites, subject to potential limitations on their operations and on the supply chain due to the COVID-19 pandemic. The Company is continuing to monitor this situation and will provide an update if it becomes aware of any disruption caused by the pandemic to the clinical supply of ensifentrine for its clinical trials.

Corporate Operations and Financial Impact
Verona Pharma has also implemented measures to help keep the Company’s employees, families, and local communities healthy and safe. All employees are working remotely and all business travel has been restricted.
The COVID-19 pandemic has caused significant disruption to the financial markets but Verona Pharma has successfully raised sufficient capital to fund the Phase 3 program for nebulized ensifentrine.
COVID-19 Risk Factor
Verona Pharma has assessed the potential impact on its business of the COVID-19 pandemic and updated its risk factor disclosures on a Report on Form 6-K filed with the SEC on April 30, 2020.
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1FEV1 Forced Expiratory Volume in one second

Conference Call and Webcast Information
Verona Pharma will host an investment community conference call at 9:00 a.m. EDT / 2:00 p.m. BST on Friday, August 14, 2020 to discuss the Q2 2020 financial results and the corporate update.
Analysts and investors may participate by dialing one of the following numbers and reference conference ID: 4180419:

•877-870-9135 for callers in the United States
•+44 800 279 6619 for international callers

A live webcast will be available on the Events and Presentations link on the Investors page of the Company's website, www.veronapharma.com, and an audio replay will be available there for 30 days. An electronic copy of the Q2 2020 results release will also be made available today on the Company’s website. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.
About Verona Pharma plc
Verona Pharma is a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for the treatment of respiratory diseases with significant unmet medical needs. If successfully developed and approved, Verona Pharma’s product candidate, ensifentrine, has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. Following a response from the U.S. FDA to Verona Pharma’s End-of-Phase 2 briefing package, the Company plans to initiate its Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) later in 2020 for nebulized ensifentrine for COPD maintenance treatment. The Company raised gross proceeds of $200 million through a private placement in July 2020 and expects the funds to support its operations and Phase 3 clinical program into 2023. Verona Pharma is currently in Phase 2 development with two additional formulations of ensifentrine for the treatment of COPD: dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI"). Ensifentrine also has potential applications in cystic fibrosis, asthma, COVID-19 and other respiratory diseases. For more information, please visit www.veronapharma.com.
Forward Looking Statements
This press release, operational review, outlook and financial review contain forward-looking statements. All statements contained in this press release, with respect to our operational review, outlook and financial review that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the development and potential of ensifentrine, including its potential to help patients recover from COVID-19, the initiation, progress and timing of clinical trials, our expectations surrounding clinical trial results and responses from the FDA, the market opportunity for various formulations of ensifentrine, including estimates of the market size for COPD, the impact of the COVID-19 pandemic on our business and operations and the Company’s future financial results, the sufficiency of our cash and cash equivalents, and our expectations surrounding additional funding.

These forward-looking statements are based on management's current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from our expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: our limited operating history; our need for additional funding to complete development and commercialization of ensifentrine, which may not be available and which may force us to delay, reduce or eliminate our development or commercialization efforts; the reliance of our business on the success of ensifentrine, our only product candidate under development; economic, political, regulatory and other risks involved with international operations; the lengthy and expensive process of clinical drug development, which has an uncertain outcome; serious adverse, undesirable or unacceptable side effects associated with ensifentrine, which could adversely affect our ability to develop or commercialize ensifentrine; potential delays in enrolling patients, which could adversely affect our research and development efforts; we may not be successful in developing ensifentrine for multiple indications; our ability to obtain approval for and commercialize ensifentrine in multiple major pharmaceutical markets; misconduct or other improper activities by our employees, consultants, principal investigators, and third-party service providers; the loss of any key personnel and our ability to recruit replacement personnel, as well as the impact of our management team transition; material differences between our “top-line” data and final data; our reliance on third parties, including clinical investigators, manufacturers and suppliers, and the risks related to these parties’ ability to successfully develop and commercialize ensifentrine; lawsuits related to patents covering ensifentrine and the potential for our patents to be found invalid or unenforceable; the impact of the COVID-19 pandemic on our operations, the continuity of our business and general economic conditions; and our vulnerability to natural disasters, global economic factors and other unexpected events, including health epidemics or pandemics like COVID-19.
These and other important factors under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on February 27, 2020, under the caption “Supplemental Risk Factor Disclosures” in our Report on Form 6-K filed with the SEC on April 30, 2020, and our other reports filed with the SEC, could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release, operational review, outlook and financial review. Any such forward-looking statements represent management's estimates as of the date of this press release and operational and financial review. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change. These forward-looking statements should not be relied upon as representing our views as of any date subsequent to the date of this press release, operational review, outlook and financial review.

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION FOR THE PURPOSES OF ARTICLE 7 OF REGULATION (EU) NO 596/2014

For further information please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Victoria Stewart, Director of Communications	info@veronapharma.com

N+1 Singer	Tel: +44 (0)20 3283 4200
(Nominated Adviser and UK Broker)
Aubrey Powell / George Tzimas / Iqra Amin (Corporate Finance)
Tom Salvesen (Corporate Broking)

Optimum Strategic Communications	Tel: +44 (0)20 3950 9144
(European Media and Investor Enquiries)	verona@optimumcomms.com
Mary Clark / Eva Haas / Shabnam Bashir

Argot Partners	Tel: +1 212-600-1902
(U.S. Investor Enquiries)	verona@argotpartners.com
Kimberly Minarovich / Michael Barron

OPERATIONAL REVIEW
Company Overview
Verona Pharma is focused on developing and commercializing our first-in-class, late-stage candidate, ensifentrine, for the treatment of significant unmet respiratory needs such as chronic obstructive pulmonary disease (“COPD”). Ensifentrine has a novel mechanism of action and has the potential to be the first therapy for the treatment of respiratory diseases that combines bronchodilator and anti-inflammatory activities in one compound. As well as COPD, ensifentrine also has potential applications in cystic fibrosis, asthma, COVID-19 and other respiratory diseases.
Nebulized ensifentrine is expected to start a Phase 3 clinical program ENHANCE (Ensifentrine as a Novel inHAled Nebulized COPD thErapy) later in 2020 for the maintenance treatment of COPD. Two additional formulations of ensifentrine are currently in Phase 2 development for the treatment of COPD: dry powder inhaler ("DPI") and pressurized metered-dose inhaler ("pMDI").
Ensifentrine has demonstrated significant and clinically meaningful improvements in both lung function and COPD symptoms, including breathlessness, in patients with moderate to severe COPD. In addition, ensifentrine showed further improved lung function and reduced lung volumes in patients taking standard short- and long-acting bronchodilator therapy, including maximum bronchodilator treatment with dual/triple therapy. Ensifentrine has been well tolerated in clinical trials involving more than 1,300 people to date.
Ensifentrine highlights:
•First-in-class dual bronchodilator and anti-inflammatory agent in a single molecule
•Potentially the first novel class of bronchodilator in COPD in over 40 years
•Potentially the only bronchodilator option as an add-on to existing dual / triple therapy

COPD is a common, progressive, and life-threatening respiratory disease without a cure. It damages the airways and lungs, leading to debilitating breathlessness, hospitalizations and death. COPD has a major impact on everyday life. Patients struggle with basic activities such as getting out of bed, showering and walking. COPD affects approximately 384 million people worldwide. It is the third leading cause of death globally, according to the World Health Organization.
COPD patients are frequently treated with bronchodilators, to relieve airway constriction and make it easier to breathe, and with corticosteroids, to reduce lung inflammation. Despite receiving maximum therapy, many patients, more than 1.2 million in the U.S. alone, remain symptomatic and urgently need additional treatment. We believe that ensifentrine can provide significant benefits for these patients.
The pharmacological profile of ensifentrine, including its novel mechanism of action complementary to existing classes, strong improvement in COPD symptoms and unprecedented improvement in quality of life, addresses the large unmet need experienced by COPD patients today.
Ensifentrine is a dual phosphodiesterase (“PDE”) 3 and PDE4 inhibitor. It is delivered via inhalation, locally to the lung to maximize pulmonary exposure to ensifentrine while minimizing systemic exposure, thereby minimizing side-effects, such as the gastrointestinal disturbance associated with oral PDE4 inhibitors and the cardiovascular side-effects seen with oral PDE3 inhibitors.
The nebulized formulation of ensifentrine can be used by adults of any age and offers advantages to patients who may struggle to operate handheld inhaler devices. Handheld inhaler formats may also be desirable, and Verona Pharma has developed formulations of ensifentrine in dry powder inhaler and pressurized metered dose inhaler formats, successfully demonstrating proof of concept in COPD patients with these formulations. An estimated 5.5 million people in the U.S. use pMDI or DPI formulations delivered via handheld inhalers for COPD maintenance treatment. The availability of these formulations of ensifentrine, if successfully developed and approved, creates new opportunities for using ensifentrine with existing inhaled medications. U.S. sales of pMDI and DPI COPD maintenance medication were approximately $9 billion in 2019.
Management Update
Verona Pharma sees its initial market opportunity as the U.S. and in June 2020, the Company appointed a U.S. commercial expert, Christopher Martin, as Vice President of Commercial. He will help assess the market, develop KOL relationships, and begin initial pre-commercialization activities to support a potential U.S. launch of ensifentrine.

FINANCIAL REVIEW
Financial review of the six and three month periods ended June 30, 2020
Six months ended June 30, 2020
Research and Development Costs
Research and development costs were £12.1 million for the six months ended June 30, 2020, compared to £15.8 million for the six months ended June 30, 2019, a decrease of £3.7 million, predominantly attributable to a £4.2 million decrease in clinical trial expenses. In both periods there were costs relating to four clinical trials (ongoing, in preparation or closing down) though in the six months ended 30 June 2019, there were significant costs relating to the Phase 2 four-week trial studying ensifentrine as an add-on therapy to a long acting bronchodilator. This outweighed the start-up costs for the ENHANCE program that were incurred in the current period. Salary costs increased by £0.4 million reflecting the expansion of the clinical team.
General and Administrative Costs
General and administrative costs were £7.6 million for the six months ended June 30, 2020, compared to £4.0 million for the six months ended June 30, 2019, an increase of £3.6 million. The increase was primarily attributable to a £2.9 million increase in costs relating to executive changes and costs associated with the closure of our New York office and relocation of our U.S. base of operations to North Carolina. We booked costs of £1.9 million relating to payments with respect to contractual notice periods and other severance costs. There was a £0.2 million impairment relating to the closure of the New York office and an increase in the share based payment charge of £0.8 million for Restricted Stock Units issued to new executive officers and accelerated charges relating to severance agreements.
In addition there was a £0.5 million increase relating to Directors' and Officers' insurance, and recruitment costs, professional fees and other costs increased by £0.2 million.
Finance Income and Expense
Finance income was £0.5 million for the six months ended June 30, 2020, and £2.2 million for the six months ended June 30, 2019. The decrease in finance income was primarily due to a smaller decrease in the fair value of the warrant liability of £0.2 million compared to a decrease of £1.7 million in the warrant liability during the six month period ended June 30, 2019. Interest received on cash and short term investments reduced by £0.4 million due to a lower cash balances held and there was a £0.3 million increase in income booked in relation to foreign exchange rate movements.
Finance expense was £0.4 million for the six months ended June 30, 2020, compared to £0.2 million for the six months ended June 30, 2019. The increase was primarily due to a £0.4 million cost relating to the unwind of the discount on the assumed contingent liability in the six months ended June 30, 2020 compared to £0.1 million in the prior period. There was also a £0.1m foreign exchange loss in the period compared to a gain in the current period noted above.
Taxation
Taxation for the six months ended June 30, 2020, amounted to a credit of £2.7 million compared to a credit of £3.4 million for the six months ended June 30, 2019, a decrease of £0.7 million. The credits are obtained at a rate of 14.5% of 230% of our qualifying research and development expenditure. The decrease in the credit amount was attributable to our decreased expenditure on research and development in 2020, compared to the prior period, and a change in the mix of recoverable spend.
Assumed contingent liability and In-Process Research and Development Asset
The Company has re-evaluated its contingent liability and In-Process Research and Development asset in light of its determination that ensifentrine has moved from Phase 2 to Phase 3 stage of clinical development. Future cashflows relating to a milestone payment and potential royalties payable were remeasured. After applying estimated probabilities of success the assumed contingent liability that relates to these potential future cashflows was adjusted. In the second quarter of 2020, the Company recorded an increase of £22.6 million to the contingent liability and a corresponding increase to the related In-Process Research and Development asset. There is no material effect on current period comprehensive loss, net assets or cashflows.

Cash Flows
Net cash used in operating activities decreased to £12.7 million for the six months ended June 30, 2020, from £18.1 million for the six months ended June 30, 2019. While the operating loss in both periods was similar and non-cash costs in the six months ended June 30, 2020, were slightly higher, the cash used in operating activities in this period was greater due to timing of supplier payments.
This increase in cash used in operating activities in the six months ended June 30, 2020, was more than offset as the Company received £7.3 million in respect of its 2019 tax credit on qualifying research and development in the period, whereas the 2018 tax credit of £4.4 million was received in the quarter ended September 30, 2019. As a result, net cash used in operating activities was lower in the current period compared to the six months ended June 30, 2019.
The decrease in net cash generated in investing activities to £7.9 million for the six months ended June 30, 2020, from £20.9 million for the six months ended June 30, 2019 was due to the net movement of funds from short term investments to cash being less during the six months ended June 30, 2020.
Cash, cash equivalents and short-term investments
Net cash, cash equivalents and short-term investments at June 30, 2020, decreased to £18.1 million from £30.8 million at December 31, 2019 due to the utilization of cash in ordinary operating activities.
Net assets
Net assets decreased to £19.2 million at June 30, 2020, from £33.9 million at December 31, 2019. This was primarily due to losses generated by the operating activities of the Company.
Post-period end
On July 16, 2020, Verona Pharma announced that it raised approximately £159 million in a private placement with new and existing institutional and accredited investors. The Private Placement comprised a placement of 39,090,009 of the Company’s American Depository Shares (“ADSs”), each representing eight Ordinary Shares or non-voting Ordinary Shares of the Company, at a price of $4.50 per ADS, and 43,111,112 of the Company’s Ordinary Shares at the equivalent price per Ordinary Share, being £0.45 or $0.5625.
The net proceeds of the Financing will be approximately £145 million (USD 183 million) after deducting placement agent fees and estimated expenses. The offering closed on July 22, 2020.

Three months ended June 30, 2020
The operating loss for the three months ended June 30, 2020, was £8.5 million (June 30, 2019: £12.0 million) and the loss after tax for the three months ended June 30, 2020, was £7.4 million (June 30, 2019: loss of £9.0 million).
Research and Development Costs
Research and development costs were £6.2 million for the three months ended June 30, 2020, compared to £9.9 million for the three months ended June 30, 2019, a decrease of £3.7 million. This decrease was predominantly attributable to a £3.8 million decrease in clinical trial expenses. In both periods there were costs relating to four clinical trials (ongoing, in preparation or closing down) though in the three months ended 30 June 2019, there were significant costs relating to the Phase 2 four-week trial studying ensifentrine as an add-on therapy to a long acting bronchodilator. This outweighs the start-up costs for the ENHANCE program that have been incurred in the current period.
General and Administrative Costs
General and administrative costs were £2.3 million for the three months ended June 30, 2020, compared to £2.1 million for the three months ended June 30, 2019, an increase of £0.2 million. The increase was attributable to a £0.4 million increase in directors and officers insurance and £0.3 million in salary and related costs due to organizational changes. This was offset by a £0.4 million gain on foreign exchange, driven by the assumed contingent liability, and a £0.1 million fall in other expenses .
Finance Income and Expense
Finance income was £0.1 million for the three months ended June 30, 2020, and £1.0 million for the three months ended June 30, 2019. Finance income in the three months ended June 30, 2020 comprised £28 thousand in relation to interest received on cash and short term investments, compared to a £0.2 million in the prior period, together with a £41 thousand foreign exchange gain on cash and short term investments in the three months ended June 30, 2020 compared to a £0.7 million gain in the prior period.
Finance expense was £395 thousand for the three months ended June 30, 2020, compared to £36 thousand for the three months ended June 30, 2019. The increase was primarily due to a £0.4 million cost relating to the unwind of the discount on the assumed contingent liability in the three months ended June 30, 2020.
Taxation
Taxation for the three months ended June 30, 2020, amounted to a credit of £1.4 million compared to a credit of £2.1 million for the three months ended June 30, 2019.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
AS OF JUNE 30, 2020, AND DECEMBER 31, 2019

	Notes	As of June 30, 2020	As of December 31, 2019
		£'000s	£'000s
ASSETS
Non-current assets:
Goodwill		441	441
Intangible assets	9	25,430	2,757
Property, plant and equipment		37	43
Right-of-use asset	10	1,096	971
Total non-current assets		27,004	4,212

Current assets:
Prepayments and other receivables		4,420	2,770
Current tax receivable		2,770	7,396
Short term investments	11	—	7,823
Cash and cash equivalents	12	18,081	22,934
Total current assets		25,271	40,923
Total assets		52,275	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital		5,324	5,266
Share premium		118,862	118,862
Share-based payment reserve		12,572	10,364
Accumulated loss		(117,565)	(100,627)
Total equity		19,193	33,865

Current liabilities:
Derivative financial instrument	13	711	895
Lease liabilities		638	460
Trade and other payables		7,111	8,261
Total current liabilities		8,460	9,616

Non-current liabilities:
Assumed contingent obligation	14	23,907	1,103
Non-current lease liability		677	491
Deferred income		38	60
Total non-current liabilities		24,622	1,654
Total equity and liabilities		52,275	45,135
The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Notes	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
		£'000s	£'000s	£'000s	£'000s
Research and development costs		(6,203)	(9,916)	(12,075)	(15,844)
General and administrative costs		(2,315)	(2,130)	(7,616)	(3,961)
Operating loss		(8,518)	(12,046)	(19,691)	(19,805)
Finance income	6	141	1,011	532	2,202
Finance expense	6	(395)	(36)	(447)	(187)
Loss before taxation		(8,772)	(11,071)	(19,606)	(17,790)
Taxation — credit	7	1,422	2,099	2,683	3,412
Loss for the period		(7,350)	(8,972)	(16,923)	(14,378)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations		3	14	43	1
Total comprehensive loss attributable to owners of the Company		(7,347)	(8,958)	(16,880)	(14,377)
Loss per ordinary share — basic and diluted (pence)	8	(6.9)	(8.5)	(16.0)	(13.7)
The accompanying notes form an integral part of these condensed consolidated financial statements.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at April 1, 2019	5,266	118,862	8,543	(74,072)	58,599
Loss for the period	—	—	—	(8,972)	(8,972)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	14	14
Total comprehensive loss for the period	—	—	—	(8,958)	(8,958)
Share-based payments	—	—	666	—	666
Balance at June 30, 2019	5,266	118,862	9,209	(83,030)	50,307

Balance at April 1, 2020	5,311	118,862	11,811	(110,160)	25,824
Loss for the period	—	—	—	(7,350)	(7,350)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	3	3
Total comprehensive loss for the period	—	—	—	(7,347)	(7,347)
New share capital issued	13	—	—	(58)	(45)
Share-based payments	—	—	761	—	761
Balance at June 30, 2020	5,324	118,862	12,572	(117,565)	19,193
The currency translation reserve for June 30, 2020, and June 30, 2019, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Share Capital	Share Premium	Share-based Expenses	Total Accumulated Losses	Total Equity
	£'000s	£'000s	£'000s	£'000s	£'000s
Balance at January 1, 2019	5,266	118,862	7,923	(68,633)	63,418
Impact of change in accounting policy(1)	—	—	—	(20)	(20)
Adjusted Balance at January 1, 2019	5,266	118,862	7,923	(68,653)	63,398
Loss for the period	—	—	—	(14,378)	(14,378)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	1	1
Total comprehensive loss for the period	—	—	—	(14,377)	(14,377)
Share-based payments	—	—	1,286	—	1,286
Balance at June 30, 2019	5,266	118,862	9,209	(83,030)	50,307

Balance at January 1, 2020	5,266	118,862	10,364	(100,627)	33,865
Loss for the period	—	—	—	(16,923)	(16,923)
Other comprehensive income for the year:
Exchange differences on translating foreign operations	—	—	—	43	43
Total comprehensive loss for the period	—	—	—	(16,880)	(16,880)
New share capital issued	58	—	—	(58)	—
Share-based payments	—	—	2,208	—	2,208
Balance at June 30, 2020	5,324	118,862	12,572	(117,565)	19,193
The currency translation reserve for June 30, 2020, and June 30, 2019, is not considered material and as such is not presented in a separate reserve but is included in the total accumulated losses reserve.
(1) This relates to the adoption of IFRS 16. See note 2.17 of the 2019 20-F.

VERONA PHARMA PLC
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS FOR
THE SIX MONTHS ENDED JUNE 30, 2020, AND JUNE 30, 2019 (UNAUDITED)

	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s
Cash used in operating activities:
Loss before taxation	(19,606)	(17,790)
Finance income	(532)	(2,202)
Finance expense	447	187
Share-based payment charge	2,208	1,286
(Increase) / decrease in prepayments and other receivables	(1,710)	65
(Decrease) / increase in trade and other payables	(1,146)	163
Depreciation of property, plant and equipment and right of use asset	247	157
Impairment of right of use asset	232	—
Unrealized foreign exchange (gains) / losses	(232)	3
Amortization of intangible assets	61	50
Cash used in operating activities	(20,031)	(18,081)
Cash inflow from taxation	7,319	—
Net cash used in operating activities	(12,712)	(18,081)
Cash flow from investing activities:
Interest received	141	296
Purchase of plant and equipment	(4)	(21)
Payment for patents and computer software	(105)	(90)
Maturity of short term investments	7,848	20,686
Net cash generated in investing activities	7,880	20,871
Cash flow from financing activities:
Repayment of lease liabilities	(263)	(168)
Net cash used in financing activities	(263)	(168)
Net (decrease) / increase in cash and cash equivalents	(5,095)	2,622
Cash and cash equivalents at the beginning of the period	22,934	19,784
Effect of exchange rates on cash and cash equivalents	242	28
Cash and cash equivalents at the end of the period	18,081	22,434

VERONA PHARMA PLC
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2020
1. General information
Verona Pharma plc (the "Company") and its subsidiaries are a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapeutics for the treatment of respiratory diseases with significant unmet medical needs.
The Company is a public limited company, which is dual listed, with its ordinary shares listed on the AIM market operated by the London Stock Exchange and its American Depository Shares ("ADSs") on the Nasdaq Global Market. The Company is incorporated and domiciled in the United Kingdom.
The address of the registered office is 1 Central Square, Cardiff, CF10 1FS, United Kingdom.
The Company has two subsidiaries, Verona Pharma Inc. and Rhinopharma Limited ("Rhinopharma"), both of which are wholly owned.
2. Basis of accounting
The unaudited condensed consolidated interim financial statements of Verona Pharma plc and its subsidiaries, Verona Pharma, Inc., and Rhinopharma Limited (together the "Group”), for the six months ended June 30, 2020, do not include all the statements required for full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group as of December 31, 2019.
The 2019 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies.
These unaudited condensed interim financial statements were authorized for issue by the Company’s board of directors (the “Directors”) on August 14, 2020. There have been no changes to the accounting policies as contained in the annual consolidated financial statements as of and for the year ended December 31, 2019, which have been prepared in accordance with international financial reporting standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
The Group’s activities and results are not exposed to any seasonality. The Group operates as a single operating and reportable segment.
Going concern
The Group has incurred recurring losses since inception, including net losses of £31.9 million, £19.9 million and £20.5 million for the years ended December 31, 2019, 2018 and 2017, respectively. In addition, as of June 30, 2020, the Group had an accumulated loss of £117.6 million. The Group expects to continue to generate operating losses for the foreseeable future. On July 17, 2020, the Group announced it raised £159 million in a private placement, with net proceeds after transaction related fees and expenses of approximately £145 million (see note 17).
As of the issuance date of these condensed consolidated interim financial statements, the Group therefore expects that its cash and cash equivalents would be sufficient to fund its operating expenses and capital expenditure requirements for at least twelve months from the issuance date of these condensed consolidated interim financial statements. Accordingly, the consolidated financial statements have been prepared on a basis that assumes the Group will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
Impairment of intangible assets, goodwill and non-financial assets
The Group continues to review the effect of the COVID-19 pandemic on its operations, ongoing and planned clinical trials and the potential disruption to financial markets. Management has determined that the current effect on the Group does not require an impairment of intangible assets or goodwill as the Company's market value still supports the value of the assets. However, management will continue to monitor the situation for any triggering events that relate to the pandemic.
Dividend
The Directors do not recommend the payment of a dividend for the six months ended June 30, 2020, (six months ended June 30, 2019: £nil and the year ended December 31, 2019: £nil).

3. Segmental reporting
The Group’s activities are covered by one operating and reporting segment: Drug Development. There have been no changes to management’s assessment of the operating and reporting segment of the Group during the period.
All non-current assets are based in the United Kingdom apart from a right-of-use asset relating to a property lease in the United States.
4. Financial instruments
The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk), cash flow and fair value interest rate risk, credit risk and liquidity risk. The condensed consolidated interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and they should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2019.
5. Critical estimates and judgements
The preparation of condensed consolidated interim financial statements require management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.
In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2019, with the exception of development of the COVID-19 pandemic.
We have assessed whether the COVID-19 pandemic has any impact on the key estimates and judgments previously reported in respect of the derivative financial instrument, the assumed contingent obligation or other balances and concluded that there is no significant impact.
6. Finance income and expense

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s	£'000s	£'000s
Finance income:
Interest received on cash and short term investments	28	229	81	479
Foreign exchange gain on translating foreign currency denominated cash balances	41	669	267	—
Fair value adjustment on derivative financial instruments (note 13)	72	113	184	1,723
Total finance income	141	1,011	532	2,202

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2019	Six Months Ended June 30, 2020	Six Months Ended June 30, 2019
	£'000s	£'000s	£'000s	£'000s
Finance expense:
Interest on discounted lease liability	22	6	42	15
Foreign exchange loss on translating foreign currency denominated balances	—	—	—	114
Unwinding of discount factor movements related to the assumed contingent arrangement (note 14)	373	30	405	58
Total finance expense	395	36	447	187

7. Taxation
The tax credit for the six month period ended June 30, 2020, amounts to £2.7 million and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the six month period ended June 30, 2020 for an amount of £2.7 million less a tax expense of £52 thousand related to the U.S. operations (six month period ended June 30, 2019: £3.4 million tax credit, comprising £3.4 million for research and development tax credit, less £19 thousand expense for tax on U.S. operations).
The tax credit for the three month period ended June 30, 2020, amounts to £1.4 million, and consists of the estimated research and development tax credit receivable on qualifying expenditure incurred during the three month period ended June 30, 2020 for an amount of £1.4 million less a tax expense of £12 thousand related to the U.S. operations (three month period ended June 30, 2019: £2.1 million tax credit, comprising £2.1 million for research and development tax credit, plus tax credit £20 thousand expense for tax on U.S. operations).
8. Loss per share calculation
For the six months ended June 30, 2020, the basic loss per share of 16.0p (June 30, 2019: 13.7p) is calculated by dividing the loss for the six months ended June 30, 2020 by the weighted average number of ordinary shares in issue of 105,908,648 during the six months ended June 30, 2020 (June 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.
For the three months ended June 30, 2020, the basic loss per share of 6.9p (June 30, 2019: 8.5p) is calculated by dividing the loss for the three months ended June 30, 2020 by the weighted average number of ordinary shares in issue of 106,360,580 during the three months ended June 30, 2020 (June 30, 2019: 105,326,638). Potential ordinary shares are not treated as dilutive as the entity is loss making and such shares would be anti-dilutive.
Each ADS represents 8 ordinary shares of the Company, so the profit or loss per ADS in any period is equal to eight times the profit or loss per share.
9. Intangible assets

	IP R&D	Computer software	Patents	Total
	£'000s	£'000s	£'000s	£'000s
Cost
At January 1, 2020	1,953	18	1,214	3,185
Additions	22,629	—	105	22,734
At June 30, 2020	24,582	18	1,319	25,919
Accumulated amortization
At January 1, 2020	—	15	413	428
Charge for year	—	1	60	61
At June 30, 2020	—	16	473	489
Net book value
At June 30, 2020	24,582	2	846	25,430

Movements in the assumed contingent liability (see note 14) that relate to changes in estimated cashflows or probabilities of success are recognized as additions to the In-Process Research and Development ("IP R&D") asset that it relates to.
In the six months ended June 30, 2020, the Group determined that it moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. The probability of success and estimated cashflows have changed and the £22.6 million movement in the liability relating to this was recorded as an addition to the IP R&D asset that it relates to.
There were no changes in estimated cashflows or probabilities of success in 2019.

10. Right-of-use assets
In the six months to June 30, 2020, a new lease was signed in North Carolina and a liability and corresponding right-of-use ("ROU") asset of £575 thousand was recognized. The lease terminates on April 30, 2024.
As at December 31, 2019, the Group had an ROU asset relating to office space in New York. In the six months to June 30, 2020, the New York office was closed and the ROU asset was subject to an impairment review and its net book value of £232 thousand was subsequently expensed to the income statement. The Group retains a liability of £192 thousand relating to this asset.
11. Short term investments
Short term investments as at June 30, 2020, amounted to a total of £0.0 million (December 31, 2019: £7.8 million) and consisted of fixed term deposits.
12. Cash and cash equivalents
Included in cash and cash equivalents are cash balances held at bank, term deposits with maturities of less than three months at inception and investments in money market funds. Money market funds have been classified as cash and cash equivalents as they are low risk instruments, readily convertible to a known amount of cash and are subject to an insignificant risk of change in value. Management's intention is to manage these funds as cash and to use them to meet short term cash requirements.

13. Derivative financial instrument
On July 29, 2016 the Company issued 31,115,926 units to new and existing investors at the placing price of £1.4365 per unit. Each unit comprises one ordinary share and one warrant and the warrant holders may subscribe for 0.4 of an ordinary share at a per share exercise price of £1.7238.
The warrant holders can opt for a cashless exercise of their warrants, whereby they can choose to exchange the warrants held for a reduced number of warrants exercisable at nil consideration. The reduced number of warrants is calculated based on a formula considering the share price and the exercise price of the warrants. The warrants are therefore classified as a derivative financial liability, since their exercise could result in a variable number of shares to be issued.
The warrants entitled the investors to subscribe for, in aggregate, a maximum of 12,401,262 shares. The warrants can be exercised until May 2, 2022.
At June 30, 2020, and December 31, 2019, warrants over 12,401,262 shares were in effect.

	As of June 30, 2020	As of December 31, 2019
Shares available to be issued under warrants	12,401,262	12,401,262
Exercise price	£1.7238	£1.7238
Risk-free interest rate	0.00%	0.54%
Remaining term to exercise	1.84 years	2.34 years
Annualized volatility	81.86%	65.56%
Dividend rate	0.00%	0.00%
As of June 30, 2020, the Group updated the underlying assumptions and calculated a fair value of these warrants of £0.7 million.
The variance for the six month period ending June 30, 2020, was £0.2 million (six month period ending June 30, 2019: £1.7 million) and is recorded as finance income in the Consolidated Statement of Comprehensive Income.

	Derivative financial instrument	Derivative financial instrument
	2020	2019
	£'000s	£'000s
As of January, 1	895	2,492
Fair value adjustments recognized in profit or loss	(184)	(1,723)
As of June, 30	711	769
For the amount recognized as at June 30, 2020, the effect if volatility were to deviate up or down is presented in the following table.

Volatility (up / down 10 % pts)
£'000s
Variable up	989
Base case, reported fair value	711
Variable down	463

14. Assumed contingent obligation related to the business combination
The value of the assumed contingent obligation as of June 30, 2020, amounted to £23.9 million (December 31, 2019: £1.1 million). The increase in value of the assumed contingent obligation during the six months ended June 30, 2020, amounted to £22.8 million (six months ended June 30, 2019: £60 thousand).
The assumed contingent liability relates to the acquisition, in 2006, of rights to certain patents and patent applications relating to ensifentrine and related compounds under which the Company is obliged to pay royalties to Ligand.
The assumed contingent liability is accounted for as a liability and its value is measured at amortized cost using the effective interest rate method, and is re-measured for changes in estimated cash flows or when the probability of success changes.
The expected cash flows are based on estimated future royalties payable, derived from sales forecasts, and an assessment of the probability of success using standard market probabilities for respiratory drug development. The risk-weighted value of the assumed contingent arrangement is discounted back to its net present value applying an effective interest rate of 12%.
Re-measurements relating to changes in estimated cash flows and probabilities of success are recognized in the IP R&D asset it relates to. The unwinding of the liability is recorded in finance expense.
As at May 13, 2020, the Group determined that it had moved from Phase 2 of ensifentrine's clinical development plan to Phase 3. As a consequence, the probability of success has changed, reducing the risk-weighting adjustment applied to estimated cashflows. Furthermore, the Group has carried out market research and updated its forecasts for ensifentrine's revenue for the maintenance treatment of chronic obstructive pulmonary disorder using a nebulized formulation in the U.S. The Group therefore updated estimated cashflows. In 2019 there were no events that triggered remeasurement.

	2020	2019
	£'000s	£'000s
January 1	1,103	996
Re-measurement of contingent liability	22,629	—
Impact of changes in foreign exchange rates	(230)	2
Unwinding of discount factor	405	58
June 30	23,907	1,056
There is no material difference between the fair value and carrying value of the financial liability.
For the amount recognized as at June 30, 2020, of £23.9 million, the effect if underlying assumptions were to deviate up or down is presented in the following table (assuming the probability of success does not change):

	USD/GBP exchange rate up/down 1 % pt	Probability of success up/down 5 % pt	Revenue (up / down 10%)
	£'000s	£'000s	£'000s
Variable up	23,693	25,683	26,071
Base case, reported fair value	23,907	23,907	23,907
Variable down	24,125	22,131	21,742

15. Share option plans
During the six months ended June 30, 2020 the Company granted a total of 1,605,000 share options and 8,442,048 Restricted Stock Units (“RSUs”) (six months ended June 30, 2019, the Company granted 4,249,050 share options, and 740,496 RSUs).
The movement in the number of the Company’s share options is set out below:

	Weighted average exercise price	2020	Weighted average exercise price	2019
	£		£
Outstanding at January 1	1.15	14,179,196	1.53	8,752,114
Granted during the period	0.55	1,605,000	0.57	4,249,050
Expired during the period	1.39	(589,129)	2.00	(19,998)
Forfeited during the period	1.04	(1,899,284)	—	—
Outstanding options at June 30	1.08	13,295,783	1.22	12,981,166

The movement in the number of the Company’s RSUs is set out below:

	2020	2019

Outstanding at January 1	1,602,969	862,473
Granted during the period	8,442,048	740,496
Exercised during the period	(1,154,368)	—
Forfeited during the period	(84,889)	—
Outstanding RSUs at June 30	8,805,760	1,602,969
1,069,184 of the RSUs issued related to an element of annual base salary and 7,372,865 related to additional equity grants for Dr. Zaccardelli and Mr. Hahn (see note 16). Using the Black-Scholes valuation model the fair value of each RSUs relating to annual base salary was £0.55 and the fair value of each RSU relating to the additional grants was at £0.43.
The share-based payment expense for the six months ended June 30, 2020, was £2.2 million (six months ended June 30, 2019: £1.3 million).

16. Related party transactions
The Directors and Officers have authority and responsibility for planning, directing and controlling the activities of the Company and they therefore comprise key management personnel as defined by IAS 24 ("Related Party Disclosures").
During the six months ended June 30, 2020, Dr. Jan-Anders Karlsson, the Company’s former CEO, and Piers Morgan, the Company’s former CFO, resigned and were replaced by Dr. David Zaccardelli as CEO and President, and Mark Hahn as CFO.
Dr. Jan-Anders Karlsson's severance agreement included severance pay equal to £479,160, a cash bonus of £40,000, a payment as compensation of termination of employment of £100,000 and base salary in lieu of notice of £363,000. Other benefits included continued medical and life insurance and continued pension contributions.
Piers Morgan's severance agreement included severance pay equal to £123,930 as payment in lieu of notice, a cash bonus of £82,620, ex gratia compensation of £30,000 and £40,000 additional compensation for termination of employment.
Pursuant to the terms of his employment agreement Dr. Zaccardelli is entitled to receive an annual base salary of $750,000, payable $250,000 in cash and $500,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Dr. Zaccardelli is also entitled to receive an award of restricted stock units, equal to 4% of the Company's outstanding ordinary shares, and an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Dr. Zaccardelli’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following an equity capital raise in July, 2020, Dr. Zaccardelli is now entitled to this additional award (see note 17).
Pursuant to the terms of his employment agreement Mr. Hahn is entitled to receive an annual base salary of $500,000, payable $250,000 in cash and $250,000 in restricted stock units, and a target annual bonus opportunity of 50% of his annual base salary. Mr. Hahn is also entitled to receive an initial award of restricted stock units, equal to 3% of the Company's outstanding ordinary shares and an award of restricted stock units equal to 1% of the Company's outstanding ordinary share after six months of employment. He will also be entitled to an additional award of restricted stock units if the Company raises additional equity capital during fiscal year 2020, which is intended to result in Mr. Hahn’s equity awards (other than the portion of his base salary payable in restricted stock units) being equal to 4% of the Company's outstanding ordinary shares on the applicable date of issuance. Following an equity capital raise in July 2020 Mr. Hahn is now entitled to this additional award (see note 17).
During the six months ended June 30, 2020, 178,192 and 89,096 RSUs that were issued to Dr. Zaccardelli and Mr. Hahn respectively vested. The shares were issued on May 12, 2020.
17. Post balance sheet events
On July 17, 2020, Verona Pharma announced that it raised approximately £159 million in a private placement with new and existing institutional and accredited investors (the "Financing"). The Financing comprised a private placement of 39,090,009 of the Company’s American Depository Shares (“ADSs”), each representing eight Ordinary Shares or non-voting Ordinary Shares of the Company, at a price of $4.50 per ADS, and 43,111,112 of the Company’s Ordinary Shares at the equivalent price per Ordinary Share, being £0.45 or $0.5625.
The net proceeds of the Financing will be approximately £145 million after deducting placement agent fees and estimated expenses.

Convenience translation
We maintain our books and records in pounds sterling and we prepare our financial statements in accordance with IFRS, as issued by the IASB. We report our results in pounds sterling. For the convenience of the reader we have translated pound sterling amounts in the tables below as of June 30, 2020, and for the three and six month periods ended June 30, 2020 into U.S. dollars at the noon buying rate of the Federal Reserve Bank of New York on June 30, 2020, which was £1.00 to $1.2369. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or any other exchange rate as of that or any other date.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2020 (UNAUDITED)

	Three Months Ended June 30, 2020	Three Months Ended June 30, 2020	Six Months Ended June 30, 2020	Six Months Ended June 30, 2020
	£'000s	$'000s	£'000s	$'000s
Research and development costs	(6,203)	(7,672)	(12,075)	(14,936)
General and administrative costs	(2,315)	(2,863)	(7,616)	(9,420)
Operating loss	(8,518)	(10,535)	(19,691)	(24,356)
Finance income	141	174	532	658
Finance expense	(395)	(489)	(447)	(553)
Loss before taxation	(8,772)	(10,850)	(19,606)	(24,251)
Taxation — credit	1,422	1,759	2,683	3,319
Loss for the period	(7,350)	(9,091)	(16,923)	(20,932)
Other comprehensive income:
Items that might be subsequently reclassified to profit or loss
Exchange differences on translating foreign operations	3	4	43	53
Total comprehensive loss attributable to owners of the Company	(7,347)	(9,087)	(16,880)	(20,879)
Loss per ordinary share — basic (pence / cents)	(6.9)	(8.5)	(16.0)	(19.8)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT JUNE 30, 2020, AND DECEMBER 31, 2019 (UNAUDITED)

	As of June 30, 2020	As of June 30, 2020	As of December 31, 2019
	£'000s	$'000s	£'000s
ASSETS
Non-current assets:
Goodwill	441	546	441
Intangible assets	25,430	31,454	2,757
Property, plant and equipment	37	46	43
Right-of-use asset	1,096	1,356	971
Total non-current assets	27,004	33,402	4,212

Current assets:
Prepayments and other receivables	4,420	5,467	2,770
Current tax receivable	2,770	3,426	7,396
Short term investments	—	—	7,823
Cash and cash equivalents	18,081	22,364	22,934
Total current assets	25,271	31,257	40,923
Total assets	52,275	64,659	45,135

EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders:
Share capital	5,324	6,585	5,266
Share premium	118,862	147,020	118,862
Share-based payment reserve	12,572	15,550	10,364
Accumulated loss	(117,565)	(145,416)	(100,627)
Total equity	19,193	23,739	33,865

Current liabilities:
Derivative financial instrument	711	879	895
Finance lease liabilities	638	789	460
Trade and other payables	7,111	8,796	8,261
Total current liabilities	8,460	10,464	9,616

Non-current liabilities:
Assumed contingent obligation	23,907	29,571	1,103
Non-current lease liability	677	837	491
Deferred income	38	47	60
Total non-current liabilities	24,622	30,455	1,654
Total equity and liabilities	52,275	64,658	45,135